Pricing Supplement dated July 27, 2018 (To the Prospectus dated March 30, 2018 and the Prospectus Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

$500,000 Digital Notes Due August 14, 2019 Linked to the 10-Year U.S. Dollar ICE Swap Rate Global Medium-Term Notes, Series A

General

•	Unlike ordinary debt securities, the Notes do not pay interest and do not guarantee any return of principal at maturity. Instead, the Notes provide for a payment at maturity based on the performance of the 10-Year U.S. Dollar ICE Swap Rate, which we refer to as the Swap Rate. The Swap Rate, at any given time, generally indicates the fixed rate of interest (paid annually) that a counterparty in the swaps market would have to pay for a fixed-for-floating U.S. dollar interest rate swap transaction with a 10-year maturity in order to receive a floating rate (paid quarterly) equal to three-month USD London Interbank Offered Rate (“three-month USD LIBOR”) for that same maturity. The Swap Rate is one of the market-accepted indicators of longer term interest rates. As described below, the Notes offer a fixed positive return at maturity of 7.20% if the Final Swap Rate is greater than or equal to the Initial Swap Rate. However, if the Final Swap Rate is less than 70% of the Initial Swap Rate, which we refer to as the Barrier Swap Rate, you will be fully exposed to the decline in the Swap Rate and will lose a significant portion or all of your investment at maturity.
•	An investment in the Notes is highly risky. Because the payment at maturity is based on the percentage change of the Swap Rate from the Initial Swap Rate to the Final Swap Rate, a very small absolute change in the Swap Rate can result in a significant loss on the Notes. For example, you will lose a significant portion or all of your investment if the Final Swap Rate is less than the Barrier Swap Rate of 2.1147% (70% of the Initial Swap Rate), which represents a decrease of only 0.9063 percentage points from the Initial Swap Rate. If the Final Swap Rate were to decline by only 2.115 percentage points to 0.906%, while the absolute change in the Swap Rate is only 2.115%, that movement actually represents an approximately 70% decline from the Initial Swap Rate to the Final Swap Rate, and you would lose approximately 70% of your investment at maturity. If the Final Swap Rate is zero or negative, you will lose your entire investment in the Notes at maturity. See “Hypothetical Examples of Amount Payable at Maturity" for additional hypothetical payment scenarios.
•	Unsecured and unsubordinated obligations of Barclays Bank PLC
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The Notes priced on July 27, 2018 (the “Pricing Date”) and are expected to issue on or about August 1, 2018 (the “Issue Date”).
Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC
Reference Asset:	10-Year U.S. Dollar ICE Swap Rate determined as set forth under “Supplemental Terms of the Notes” in this pricing supplement (the “Swap Rate”)
Payment at Maturity:

If the Final Swap Rate is greater than or equal to the Initial Swap Rate, you will receive a fixed cash payment on the Maturity Date per $1,000 principal amount Note that will provide a return equal to the Digital Return, calculated as follows:

$1,000 + ($1,000 × Digital Return)

If the Final Swap Rate is greater than or equal to the Initial Swap Rate, you will receive the maximum payment at maturity of $1,072.00 per $1,000 principal amount of Notes regardless of any increase in the Swap Rate, which may be significant, and your return on the Notes will be less than the Swap Rate Return if the Swap Rate Return is greater than the Digital Return.

If the Final Swap Rate is less than the Initial Swap Rate but greater than or equal to the Barrier Swap Rate, you will receive a cash payment on the Maturity Date of $1,000 per $1,000 principal amount Note.

If the Final Swap Rate is less than the Barrier Swap Rate, you will lose 1% of the principal amount of your Notes for every 1% that the Final Swap Rate is less than the Initial Swap Rate. Under these circumstances, you will receive a cash payment on the Maturity Date per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Swap Rate Return)

If the Final Swap Rate is less than the Barrier Swap Rate, the Notes will be fully exposed to the decline in the Swap Rate and you will lose a significant portion or all of your investment at maturity. If the Final Swap Rate is zero or negative, you will lose your entire investment in the Notes at maturity. Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page PS- 5 of this pricing supplement) by the relevant U.K. resolution authority. See “Selected Risk Considerations” and “Consent to U.K. Bail-in Power” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement.

U.K. Bail-in Power Acknowledgment:	Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-5 of this pricing supplement.
Digital Return:	7.20%. Accordingly, if the Final Swap Rate is greater than or equal to the Initial Swap Rate, you will receive the Digital Return of 7.20%, which entitles you to the maximum payment at maturity of $1,072.00 per $1,000 principal amount Note.
Swap Rate Return:	Final Swap Rate – Initial Swap Rate Initial Swap Rate In no event, however, will the Swap Rate Return be less than -100%.
Initial Swap Rate:	3.021%, which is the Swap Rate on the Pricing Date
Barrier Swap Rate:	2.1147%, which is 70.00% of the Initial Swap Rate (rounded to four decimal places)
(Key Terms continued on the next page)
	Initial Issue Price[1,2]	Price to Public	Agent’s Commission[2]	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1%	99%
Total	$500,000	$500,000	$5,000	$495,000
[1]	Our estimated value of the Notes on the Pricing Date, based on our internal pricing models, is $984.90 per Note. The estimated value is less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-16 of this pricing supplement.
[2]	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the Notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates that will not exceed $10.00 per Note.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-10 of this pricing supplement.

We may use this pricing supplement in the initial sale of the Notes. In addition, Barclays Capital Inc. or any other of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our unsecured and unsubordinated obligations. The Notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

JPMorgan Placement Agent

(Key Terms continued from previous page)
Final Swap Rate:	The Swap Rate on the Final Valuation Date
Final Valuation Date†:	August 9, 2019
Maturity Date†:	August 14, 2019
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06746XJZ7 / US06746XJZ78

† The Final Valuation Date may be postponed if the Final Valuation Date is not a Swap Business Day as described under “Supplemental Terms of the Notes” in this pricing supplement. In addition, the Maturity Date will be postponed if that day is not a business day or if the Final Valuation Date is postponed as described under “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated March 30, 2018, as supplemented by the prospectus supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

When you read the prospectus supplement, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated March 30, 2018, or to the corresponding sections of that prospectus.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated March 30, 2018:

http://www.sec.gov/Archives/edgar/data/312070/000119312518103150/d561709d424b3.htm

•	Prospectus supplement dated July 18, 2016:

http://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, “we,” “us” and “our” refer to Barclays Bank PLC.

Supplemental Terms of the Notes

The following definitions and provisions apply to the Notes, notwithstanding anything to the contrary in the accompanying prospectus supplement:

Swap Rate: The Swap Rate is, on any Swap Business Day, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 10-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that Swap Business Day.

Swap Rate Fall Back Provisions: If the Swap Rate is not displayed by approximately 11:00 a.m., New York City time, on Reuters page ICESWAP1 on any day on which the Swap Rate must be determined, the Swap Rate on that day will be determined on the basis of the mid-market, semi-annual Swap Rate quotations provided to the Calculation Agent by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on that day. For this purpose, the semi-market annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 10-year term, commencing on that day with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to three-month USD LIBOR (ICE Benchmark Administration). The Calculation Agent will request the principal New York City offices of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the Swap Rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the Swap Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Postponement of the Final Valuation Date: The Final Valuation Date will be postponed if that day is not a Swap Business Day, in which case the Final Valuation Date will be the first following day that is a Swap Business Day. In no event, however, will the Final Valuation Date be postponed by more than five business days. If the last possible Final Valuation Date is not a Swap Business Day, that day will nevertheless be the Final Valuation Date, in which case the Swap Rate will be determined as described under “—Swap Rate Fall Back Provisions” above.

Swap Business Day: A Swap Business Day means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is an European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Swap Rate?

The following table and examples illustrate the hypothetical payment at maturity and the hypothetical total return on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The table and examples set forth below assume the Final Swap Rates set forth below, a hypothetical Initial Swap Rate of 3.000% and a hypothetical Barrier Swap Rate of 2.1000% (equal to 70.00% of the hypothetical Initial Swap Rate), which represents a decrease of only 0.900 percentage points. Accordingly, a very small absolute change in the Swap Rate can result in a significant loss on the Notes, and an investment in the Notes is highly risky. The actual Initial Swap Rate and Barrier Swap Rate are set forth on the cover of this pricing supplement, and the actual Final Swap Rate will be the Swap Rate on the Final Valuation Date. Each hypothetical payment at maturity or total return set forth below is for illustrative purposes only and may not be the actual payment at maturity or total return applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The table and examples below do not take into account any tax consequences from investing in the Notes.

Final Swap Rate	Percentage Increase/Decrease of Swap Rate	Swap Rate Return(1)	Payment at Maturity	Total Return on Notes
4.500%	50.000%	50.000%	$1,072.00	7.200%
4.200%	40.000%	40.000%	$1,072.00	7.200%
3.900%	30.000%	30.000%	$1,072.00	7.200%
3.600%	20.000%	20.000%	$1,072.00	7.200%
3.300%	10.000%	10.000%	$1,072.00	7.200%
3.216%	7.200%	7.200%	$1,072.00	7.200%
3.150%	5.000%	5.000%	$1,072.00	7.200%
3.075%	2.500%	2.500%	$1,072.00	7.200%
3.000%	0.000%	0.000%	$1,072.00	7.200%
2.850%	-5.000%	-5.000%	$1,000.00	0.000%
2.700%	-10.000%	-10.000%	$1,000.00	0.000%
2.400%	-20.000%	-20.000%	$1,000.00	0.000%
2.100%	-30.000%	-30.000%	$1,000.00	0.000%
2.099%	-30.033%	-30.033%	$699.67	-30.033%
1.800%	-40.000%	-40.000%	$600.00	-40.000%
1.500%	-50.000%	-50.000%	$500.00	-50.000%
1.200%	-60.000%	-60.000%	$400.00	-60.000%
0.900%	-70.000%	-70.000%	$300.00	-70.000%
0.600%	-80.000%	-80.000%	$200.00	-80.000%
0.300%	-90.000%	-90.000%	$100.00	-90.000%
0.000%	-100.000%	-100.000%	$0.00	-100.000%
-0.300%	-110.000%	-100.000%	$0.00	-100.000%
-0.600%	-120.000%	-100.000%	$0.00	-100.000%
-0.900%	-130.000%	-100.000%	$0.00	-100.000%
-1.200%	-140.000%	-100.000%	$0.00	-100.000%
-1.500%	-150.000%	-100.000%	$0.00	-100.000%

(1) The Swap Rate Return will not be less than -100%, even if the Final Swap Rate is negative.

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity and total return in different hypothetical scenarios are calculated.

Example 1: The Swap Rate increases by 0.600 percentage points from the Initial Swap Rate of 3.000% to a Final Swap Rate of 3.600%, resulting in a Swap Rate Return of 20.000%.

Because the Final Swap Rate is greater than or equal to the Initial Swap Rate, the investor receives a payment at maturity of $1,072.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Digital Return)

$1,000 + ($1,000 × 7.20%) = $1,072.00

Even though the Swap Rate Return is 20.000%, the total return on the Notes is limited to the Digital Return of 7.200%.

Example 2: The Swap Rate decreases by 0.300 percentage points from the Initial Swap Rate of 3.000% to a Final Swap Rate of 2.700%, resulting in a Swap Rate Return of -10.000%.

Because the Final Swap Rate is less than the Initial Swap Rate but greater than or equal to the Barrier Swap Rate, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount Note.

The total return on the Notes is 0.000%.

Example 3: The Swap Rate decreases by 1.800 percentage points from the Initial Swap Rate of 3.000% to a Final Swap Rate of 1.200%, resulting in a Swap Rate Return of -60.000%.

Because the Final Swap Rate is less than the Barrier Swap Rate and the Swap Rate Return is -60.000%, the investor receives a payment at maturity of $400.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Swap Rate Return)

$1,000 + ($1,000 × -60.000%) = $400.00

The total return on the Notes is -40.000%. As this example illustrates, the payment at maturity is based on the percentage change of the Swap Rate from the Initial Swap Rate to the Final Swap Rate, a very small absolute change in the Swap Rate can result in a significant loss on the Notes. In this example, while the absolute change in the Swap Rate is only 1.800%, that movement actually represents a 60% decline from the Initial Swap Rate to the Final Swap Rate, and investors would lose 60% of their principal amount at maturity.

Example 4: The Swap Rate decreases by 4.500 percentage points from the Initial Swap Rate of 3.000% to a Final Swap Rate of -1.500%, which represents a 150% decrease from the Initial Swap Rate and results in a Swap Rate Return of -100.000%.

Because the Final Swap Rate is less than the Barrier Swap Rate and the Swap Rate Return is -100.000%, the investor receives a payment at maturity of $0.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Swap Rate Return)

$1,000 + ($1,000 × -100.000%) = $1,000 + -$1,000 = $0.00

The total return on the Notes is -100.000%. As this example illustrates, the Final Swap Rate may be negative, which would result in a decline from the Initial Swap Rate of more than 100%. However, the Swap Rate Return will not be less than -100%, even if the percentage decline from the Initial Swap Rate to the Final Swap Rate is greater than 100%. The payment at maturity will not be less than $0.00.

Selected Purchase Considerations

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•	You do not seek an investment that produces periodic interest or coupon payments or other sources of current income.

•	You seek a return equal to the Digital Return if the Final Swap Rate is greater than or equal to the Initial Swap Rate in lieu of full participation in any increase in the Swap Rate.

•	You do not anticipate that the Final Swap Rate will be less than the Barrier Swap Rate, and you are willing and able to accept the risk that, if it is, you will lose a significant portion or all of your investment at maturity.

•	You understand that a very small percentage point decrease in the Swap Rate from the Initial Swap Rate to the Final Swap Rate can result in a significant loss on the Notes and that an investment in the Notes is highly risky.

•	You understand and accept that any positive return on the Notes will be limited to the Digital Return, and you will not participate in any percentage increase of the Swap Rate above the Digital Return, which may be significant.

•	You are willing and able to accept the risks associated with an investment linked to the performance of the Swap Rate, as explained in more detail in the “Selected Risk Considerations” and “The Swap Rate” sections of this pricing supplement.

•	You are familiar with the Swap Rate and understand the factors that influence the Swap Rate and interest rates generally.

•	You do not seek an investment for which there will be an active secondary market and you are willing and able to hold the Notes to maturity.

•	You are willing and able to assume our credit risk for all payments on the Notes.

•	You are willing and able to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

The Notes may not be a suitable investment for you if any of the following statements are true:

•	You seek an investment that produces periodic interest or coupon payments or other sources of current income.

•	You seek an investment that provides for the full repayment of principal at maturity.

•	You anticipate that the Final Swap Rate will be less than the Barrier Swap Rate, or you are unwilling or unable to accept the risk that, if it is, you will lose a significant portion or all of your investment at maturity.

•	You do not seek an investment on which a very small percentage point decrease in the Swap Rate can result in a significant loss or an investment that is highly risky.

•	You seek an investment that provides for participation in any percentage increase of the Swap Rate above the Digital Return.

•	You are unwilling or unable to accept the risks associated with an investment linked to the performance of the Swap Rate, as explained in more detail in the “Selected Risk Considerations” and “The Swap Rate” sections of this pricing supplement.

•	You are not familiar with the Swap Rate or you do not understand the factors that influence the Swap Rate or interest rates generally.

•	You seek an investment for which there will be an active secondary market and/or you are unwilling or unable to hold the Notes to maturity.

•	You are unwilling or unable to assume our credit risk for all payments on the Notes.

•	You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set forth in this pricing supplement, the prospectus and the prospectus supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

Tax Consequences

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Based on current market conditions, in the opinion of our special tax counsel, the Notes should be treated for U.S. federal income tax purposes as prepaid financial contracts with respect to the Swap Rate. Assuming this treatment is respected, upon a sale or exchange of the Notes (including redemption at maturity), you should recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Notes, which should equal the amount you paid to acquire the Notes. Although not free from doubt, this gain or loss should be treated as capital gain or loss and should be long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the original issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment, in which case the timing and character of any income or loss on the Notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the Notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including but not limited to the risk factors discussed under “Risk Factors—Risks Relating to the Securities Generally.”

In addition to the risks discussed under the heading above, you should consider the following:

•	You May Lose Some or All of Your Principal — The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full principal amount at maturity. If the Final Swap Rate is less than the Barrier Swap Rate, you will lose 1% of the principal amount of your Notes for every 1% that the Final Swap Rate is less than the Initial Swap Rate. Accordingly, if the Final Swap Rate is less than the Barrier Swap Rate, the Notes will be fully exposed to the decline in the Swap Rate and you will lose a significant portion or all of your investment at maturity. Furthermore, because the payment at maturity is based on the percentage change of the Swap Rate from the Initial Swap Rate to the Final Swap Rate, a very small absolute change in the Swap Rate can result in a significant loss on the Notes and an investment in the Notes is highly risky. For example, based on the Initial Swap Rate of 3.021%, if the Final Swap Rate were to decline by only 2.115 percentage points to 0.906%, while the absolute change in the Swap Rate is only 2.115%, that movement actually represents an approximately 70% decline from the Initial Swap Rate to the Final Swap Rate, and you would lose approximately 70% of your principal amount at maturity.

•	Your Return on the Notes Is Based on the Performance of the Swap Rate, Which May Decline Significantly During the Term of the Notes, or May Become Negative — The Swap Rate may decline significantly during the term of the Notes, or may become negative, as a result of the factors described under “—The Swap Rate Will Be Affected By A Number Of Factors and May Be Volatile” below. An investment in the Notes is highly risky. You should not invest in the Notes if you do not understand the Swap Rate or longer-term interest rates in the United States.

•	Your Maximum Gain on the Notes Is Limited to the Digital Return — If the Final Swap Rate is greater than or equal to the Initial Swap Rate, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus a predetermined percentage of the principal amount. We refer to this percentage as the Digital Return, which is equal to 7.20%. If the Final Swap Rate is greater than or equal to the Initial Swap Rate, you will receive the maximum payment at maturity of $1,072.00 per $1,000 principal amount of Notes regardless of any increase in the Swap Rate, which may be significant, and your return on the Notes will be less than the Swap Rate Return if the Swap Rate Return is greater than the Digital Return.

•	No Interest Payments — As a holder of the Notes, you will not receive interest payments based on the Swap Rate or otherwise.

•	The Swap Rate Will Be Affected by a Number of Factors and May Be Volatile — Many factors may affect the Swap Rate including, but not limited to:

o	changes in, or perceptions about, the future Swap Rate;

o	the economic, financial, political, regulatory and judicial events that affect financial markets generally and prevailing interest rates;

o	sentiment regarding the U.S. and global economies;

o	policies of the Federal Reserve Board regarding interest rates;

o	expectations regarding the level of price inflation;

o	sentiment regarding credit quality in the U.S. and global credit markets; and

o	performance of capital markets.

These and other factors may have a negative impact on the payment at maturity and on the value of the Notes in the secondary market. As a result of these factors, the Swap Rate may be volatile, and even a very small absolute change in the Swap Rate can result in a significant loss on the Notes. Accordingly, volatility of the Swap Rate may adversely affect your return on the Notes.

•	Credit of Issuer — The Notes are unsecured and unsubordinated debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•         You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority — Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•	Contingent Repayment of Principal Applies Only at Maturity — You should be willing to hold your Notes to maturity. Although the Notes provide for the repayment of your principal at maturity if the Final Swap Rate is greater than or equal to the Barrier Swap Rate, if you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if at that time the Swap Rate is greater than or equal to the Barrier Swap Rate. See “Many Economic and Market Factors Will Impact the Value of the Notes” below.

•	Lack of Liquidity — The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	The Final Swap Rate Is Not Based on the Swap Rate at Any Time Other Than on the Final Valuation Date — The Final Swap Rate will be based solely on the Swap Rate on the Final Valuation Date and the payment at maturity will depend on the Final Swap Rate as compared to the Initial Swap Rate. Therefore, if the Swap Rate declines as of the Final Valuation Date, the payment at maturity, if any, may be significantly less than it would otherwise have been had the Final Swap Rate been determined at a time prior to such decline or after the Swap Rate has recovered. Although the Swap Rate on the Maturity Date or at other times during the term of your Notes may be higher than the Swap Rate on the Final Valuation Date, you will not benefit from the Swap Rate at any time other than on the Final Valuation Date.

•	The Historical Swap Rates Are Not an Indication of Future Swap Rates — In the past, the Swap Rate has experienced significant fluctuations. Historical Swap Rates, fluctuations and trends are not necessarily indicative of future Swap Rates. Any historical upward or downward trend in the Swap Rate is not an indication that the Swap Rate is more or less likely to increase or decrease at any time during the term of the Notes, and you should not take the historical Swap Rates as an indication of future Swap Rates. There can be no assurance that the Swap Rate will not decline below the Barrier Swap Rate, in which case you will lose a significant portion or all of your investment at maturity.

•	The Swap Rate and the Manner in Which It Is Calculated May Change in the Future — There can be no assurance that the method by which the Swap Rate is calculated will continue in its current form. Any changes in the method of calculation could reduce the Swap Rate and thus have a negative impact on the payment at maturity and on the value of the Notes in the secondary market.

•	The Swap Rate May Be Calculated Based on Dealer Quotations or by the Calculation Agent in Good Faith and in a Commercially Reasonable Manner — If, on the Final Valuation Date, the Swap Rate cannot be determined by reference to Reuters page ICESWAP1 (or any successor page), then the Swap Rate on that day will be determined on the basis of the mid-market, semi-annual swap rate quotations provided to the Calculation Agent by five leading swap dealers in the New York City interbank market at approximately 11:00 a.m., New York City time, on that day. If fewer than three quotations are provided as requested, the Swap Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner. The Swap Rate determined in this manner and used in the determination of the payment at maturity on the Notes may be different from the Swap Rate that would have been published on the Reuters page and may be different from other published rates, or other estimated rates, of the Swap Rate.

•	The Swap Rate Is Based on a Hypothetical Interest Rate Swap Referencing Three-Month USD LIBOR, and Uncertainty About the Future of LIBOR May Adversely Affect the Swap Rate and the Value of Your Notes — The Swap Rate represents the fixed rate of interest payable on a U.S. dollar interest rate swap whose floating leg is based on three-month USD LIBOR. On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict the effect that this announcement will have on three-month USD LIBOR, and, therefore, on the Swap Rate. Uncertainty as to the nature of alternative reference rates to LIBOR and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates, and therefore, the Swap Rate, during the term of the Notes, which may adversely affect the value of the Notes.

•	Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the Swap Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the Swap Rate;

o	the time to maturity of the Notes;

o	interest and yield rates in the market generally;

o	supply and demand for the Notes;

o	a variety of economic, financial, political, regulatory and judicial events; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•	The Estimated Value of Your Notes Is Lower Than the Initial Issue Price of Your Notes — The estimated value of your Notes on the Pricing Date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

•	The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the initial Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest — We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Swap Rate. In any such market making, trading and hedging activity, investment banking and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell the Notes instead of other investments. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the Swap Rate and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make discretionary judgments, such as selecting dealer quotations or determining the Swap Rate when the Swap Rate is otherwise unavailable, as described under the risk factor titled “—The Swap Rate May Be Calculated Based on Dealer Quotations or by the Calculation Agent in Good Faith and in a Commercially Reasonable Manner” above. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Notes are uncertain, and the IRS or a court might not agree with the treatment of the Notes as prepaid financial contracts, as described above under “Tax Consequences.” If the IRS were successful in asserting an alternative treatment for the Notes, the tax consequences of the ownership and disposition of the Notes could be materially and adversely affected. In addition, in 2007 the Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should review carefully the sections of the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” and consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Swap Rate

The Swap Rate is the 10-Year U.S. Dollar ICE Swap Rate, which is, on any Swap Business Day, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 10-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that Swap Business Day.

A U.S. dollar interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid annually) that a counterparty in the swaps market would have to pay for a given maturity in order to receive a floating rate (paid quarterly) equal to three-month USD London Interbank Offered Rate for that same maturity. Three-month USD LIBOR reflects the rate at which banks lend U.S. dollars to each other for a term of three months in the London interbank market. The 10-Year U.S. Dollar ICE Swap Rate is one of the market-accepted indicators of longer term interest rates.

Please see “Supplemental Terms of the Notes” above for information regarding the procedures that will be applied by the Calculation Agent if the Swap Rate cannot be determined in the manner described above on the Final Valuation Date.

Historical Information

The following table sets forth the quarterly high, low and period-end Swap Rates. The graph below sets forth the performance of the Swap Rate from January 2, 2013 to July 27, 2018. The Swap Rate on July 27, 2018 was 3.021%. We obtained the Swap Rates in this section from Bloomberg Professional® service, without independent verification. The Swap Rate on the Final Valuation Date, which will be used in the calculation of the payment at maturity, will be the Swap Rate as reported on Reuters page ICESWAP1. Historical performance of the Swap Rate should not be taken as an indication of future performance. Future performance of the Swap Rate may differ significantly from historical performance, and no assurance can be given as to the Swap Rate during the term of the Notes, including on the Final Valuation Date. We cannot give you assurance that the performance of the Swap Rate will not result in a loss on your initial investment.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2013	3/31/2013	2.139%	1.848%	2.006%
4/1/2013	6/30/2013	2.857%	1.820%	2.713%
7/1/2013	9/30/2013	3.159%	2.685%	2.788%
10/1/2013	12/31/2013	3.086%	2.630%	3.086%
1/1/2014	3/31/2014	3.072%	2.743%	2.859%
4/1/2014	6/30/2014	2.925%	2.502%	2.624%
7/1/2014	9/30/2014	2.775%	2.479%	2.635%
10/1/2014	12/31/2014	2.622%	2.209%	2.306%
1/1/2015	3/31/2015	2.349%	1.815%	2.032%
4/1/2015	6/30/2015	2.554%	1.943%	2.458%
7/1/2015	9/30/2015	2.522%	2.007%	2.007%
10/1/2015	12/31/2015	2.271%	1.925%	2.183%
1/1/2016	3/31/2016	2.165%	1.522%	1.666%
4/1/2016	6/30/2016	1.786%	1.342%	1.369%
7/1/2016	9/30/2016	1.550%	1.279%	1.436%
10/1/2016	12/31/2016	2.540%	1.473%	2.348%
1/1/2017	3/31/2017	2.563%	2.190%	2.401%
4/1/2017	6/30/2017	2.337%	2.087%	2.263%
7/1/2017	9/30/2017	2.358%	2.006%	2.277%
10/1/2017	12/31/2017	2.475%	2.253%	2.405%
1/1/2018	3/31/2018	2.944%	2.432%	2.789%
4/1/2018	6/30/2018	3.137%	2.804%	2.920%
7/1/2018	7/27/2018*	3.137%	2.006%	3.021%

* Information for the third calendar quarter of 2018 includes data for the period from July 1, 2018 through July 27, 2018. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2018.

When reviewing the historical performance of the Swap Rate in the below graph, it is important to understand that a very small absolute change in the Swap Rate can result in a significant loss on the Notes. Based on the Initial Swap Rate of 3.021%, you will lose a significant portion or all of your investment if the Final Swap Rate is less than the Barrier Swap Rate of 2.1147% (70% of the Initial Swap Rate), which represents a decrease of only 0.9063 percentage points from the Initial Swap Rate. If the Final Swap Rate is zero or negative, you will lose your entire investment in the Notes at maturity.

* The dotted line indicates the Barrier Swap Rate of 70.00% of the Initial Swap Rate.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Additional Information Regarding Our Estimated Value of the Notes

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately three months after the initial Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-10 of this pricing supplement.

Supplemental Plan of Distribution

J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the Notes pursuant to separate placement agency agreements with the Issuer. The placement agents will forgo fees for sales to fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates per Note as specified on the cover of this pricing supplement.

We expect that delivery of the Notes will be made against payment for the Notes on the Issue Date indicated on the cover of this pricing supplement, which is expected to be more than two business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes will initially settle in more than two business days, to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement.

The Notes are not intended to be offered, sold or otherwise made available to and may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA Retail Investor”). For these purposes, an EEA Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended from time to time, “MiFID”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended from time to time), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended from time to time, including by Directive 2010/73/EU). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended from time to time, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to EEA Retail Investors has been prepared and therefore offering or selling such Notes or otherwise making them available to any EEA Retail Investor may be unlawful under the PRIIPs Regulation.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of June 28, 2017, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on June 28, 2017, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated June 28, 2017, which has been filed as an exhibit to the report on Form 6-K referred to above.